Mail Stop 3561

January 9, 2008

Chien Lee, Chief Executive Officer
CS China Acquisition Corp.
4100 N.E. Second Avenue, Suite 318
Miami, FL 33137

> **Re:** **CS China Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 14, 2007**
> **File No. 333-147294**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary, page 1

1. We note your response to comment 11 in our letter dated December 6, 2007, however, we are unable to find the cited language in your disclosure. Consequently, we reissue our comment. Ensure that you revise your disclosure here and in the appropriate location in the body of your prospectus.

<u>We may require shareholders who wish t redeem their shares…, page 19</u>

2. We note your response to prior comment 12. Please revise the first risk factor on page 19 to state, if true, that it may be cost prohibitive for shareholders owning very few shares to pay the amount some brokerages charge to obtain physical stock certificates and elect conversion.

<u>Use of Proceeds, page 32</u>

3. Please revise the table to address the $125,000 loan from Chien Lee and Sylvia Lee, which you state on page 34 "will be repaid out of the proceeds of this offering."

<u>Conflicts of Interest, page 58</u>

4. We note your response to prior comment 20 and the statement on page 60 that you will not acquire an entity with which your management, through their other business activities, is currently having acquisition or investment discussions. Please revise to state whether such discussions have occurred and, if so, briefly describe them.

<u>Taxation, page 73</u>

5. We refer you to prior comment 27. You state on page 75 that, "[g]enerally, a U.S. holder should not be required to recognize income, gain or loss upon exercise of a warrant." As the company is not qualified to provide a tax opinion, and with a view to disclosure, advise us if you have received a tax opinion.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, James Lopez, Senior Staff Attorney, at (202) 551-3536, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David A. Miller, Esq.
        Graubard Miller